

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2022

Xueyuan Weng
Chief Executive Officer
Golden Sun Education Group Limited
Profit Huiyin Square North Building
Huashan 2088, Unit 1001
Xuhui District, Shanghai, China

>   **Re: Golden Sun Education Group Limited**
>   **Amendment No. 6 to Registration Statement on Form F-1**
>   **Filed April 1, 2022**
>   **File No. 333-255891**

Dear Mr. Weng:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2022 letter.

Amendment No. 6 to Registration Statement on Form F-1

Prospectus Cover Page

1.   Please revise the 4th paragraph to acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Approvals from the PRC Authorities to Issue Our Ordinary Shares to Foreign Investors, page 6

2.   We note your statements that "it is uncertain whether we or our PRC subsidiaries will be required to obtain approvals from the PRC government to offer securities to foreign investors in the future, and whether we would be able to obtain such approvals" and that "[i]f we are unable to obtain such approvals if required in the future, or inadvertently conclude that such approvals are not required then the value of our Ordinary Shares may depreciate significantly or become worthless." Please expand these statements to include approvals from the PRC government to conduct your operations.

PCAOB's Determinations on Public Accounting Firms Headquartered in Mainland China and in Hong Kong, page 7

3.   Please revise to include a discussion of the AHFCAA.

Summary of Risk Factors, page 8

4.   We note your response to our prior comment 5 and reissue. Please revise this section to provide specific cross-references for each of the risks discussed under "Risks Relating to Doing Business in the PRC" to the more detailed discussions of these risks in the prospectus. In this regard, the specific cross-references should include the specific risk factor title, as applicable, and associated page number.

     You may contact Abe Friedman at 202-551-8298 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services